CURLEW LAKE RESOURCES INC.
the “Reporting Issuer” Or the “Company”

FORM NI 51-101F1 STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

For fiscal Year Ended January 31, 2017

This is the form referred to in item 1 of section 2.1 of National Instrument 51- 101
Standards of Disclosure for Oil and Gas Activities (“NI 51-101”). Terms for which a meaning is given in NI 51-101 have the same meaning in this Form 51-101F1.

TABLE OF CONTENTS

PART 1	DATE OF STATEMENT	Page 1
PART 2	DISCLOSURE OF RESERVES DATA	None - not included
PART 3	PRICING ASSUMPTIONS	None - not included
PART 4	CHANGES IN RESERVES & FUTURE NET REVENUE	Page 1
PART 5	ADDITIONAL INFORMATION RELATING TO RESERVES DATA	None - not included
PART 6	OTHER OIL AND GAS INFORMATION	Page 2

Form 51-101F2	Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor	None – “nil’ included
Form 51-101F3	Report of Management and Directors on Oil And Gas Disclosure	Included

PART 1	DATE OF STATEMENT

Item 1.1	Relevant Dates

1.	The date of this report and statement is: May 29, 2017
2.	The effective date of information provided in this statement is as of the Company’s most recently completed fiscal year ended: January 31, 2017
3.	The date of preparation the information provided herein is: May 29, 2017

PA RT 4: RECONCILIATION OF CHANGES ON RESERVES AND FUTURE NET REVENUE

Table 4-1
Reconciliation of Company Net Reserves
By Principal Product Types
Forecast Prices and Costs

	OIL AND CONDENSATE			SOLUTION AND
NON-ASSOCIATED GAS
			Gross			Gross
			Proved			Proved
FACTORS	Gross	Gross	Plus		Gross	Plus
	Proved	Probable	Probable	Gross Proved	Probable	Probable
	Mbbl	Mbbl	Mbbl	MMcf	MMcf	MMcf
January 31, 2017	0	0	0	0	0	0
Dispositions	-	-	-	-	-	-
Production	-	-	-	-	-	-
January 31, 2017	0	0	0	0	0	0

In the year ended January 31, 2017, the Company determined all oil and gas properties were uneconomic and has written them off.

PART 6 OTHER OIL AND GAS INFORMATION

Oil and Gas Properties

Item 6.2 Properties with no attributed reserves

The Company has no attributed reserves in producing oil and gas properties.

Item 6.6 Costs Incurred

The Company incurred no costs on oil and gas properties during the most recently completed financial year ended January 31, 2017.

Item 6.7 Exploration and Development Activities

None

Form 51-101F2

The companion Form 51-101F2 “Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor” to this Form 51-101F1 is not required, as this F1 Report indicates the Company is an exploration stage company and has no material reserves to report on.

Form 51-101F3

The companion Form 51-101F3 “Report of Management and Directors on Oil and Gas Disclosure” pertaining to this Form 51-101F1 is filed concurrently with this Form 51-101F1.